================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   TEXACO INC.
                                 --------------
                                (Name of Issuer)

                                  COMMON STOCK
                                $3.125 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    881694
                                 ------------
                                (CUSIP Number)

         Harvey D. Hinman, Esq.                         Terry M. Kee, Esq.
   Vice President and General Counsel                  Rodney R. Peck, Esq.
             Lydia I. Beebe                       Pillsbury Madison & Sutro LLP
          Corporate Secretary                           50 Fremont Street
          Chevron Corporation                        San Francisco, CA 94105
           575 Market Street                              (415) 983-1000
        San Francisco, CA 94105
             (415) 894-7700
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

================================================================================

                                  SCHEDULE 13D

CUSIP No. 881694
----------------
                           NAME OF REPORTING PERSON
       1                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Chevron Corporation
                           94-0890210

       2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [  ]

       3                   SEC USE ONLY

       4                   SOURCE OF FUNDS
                           WC

       5                   CHECK BOX IF DISCLOSURE OF LEGAL
                           PROCEEDINGS IS REQUIRED      [  ]
                           PURSUANT TO ITEMS 2(d) or 2(e)

       6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                           State of Delaware


   NUMBER OF SHARES
BENEFICIALLY OWNED BY             7        SOLE VOTING POWER
EACH REPORTING PERSON                      107,000,000(1)(2)(3)

                                  8        SHARED VOTING POWER
                                           None

                                  9        SOLE DISPOSITIVE POWER
                                           107,000,000(1)(2)(3)

                                  10       SHARED DISPOSITIVE POWER
                                           None


      11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON
                          107,000,000(1)(2)(3)

      12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                          (11) EXCLUDES           [ ]
                          CERTAIN SHARES

      13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          16.3(2)

      14                  TYPE OF REPORTING PERSON
                          CO

     1. The shares of common stock of Texaco Inc., a Delaware corporation (the "Issuer") covered by this report are purchasable in certain events by Chevron Corporation, a Delaware corporation ("Chevron") upon exercise of an option (the "Option") granted to Chevron pursuant to the Stock Option Agreement dated as of October 15, 2000 between the Issuer and Chevron (the "Texaco Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, Chevron is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Chevron under the Option, which is initially set to equal 107,000,000 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Chevron upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise (without giving effect to the shares issued or issuable under the Option). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, Chevron expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Chevron upon exercise of the Option.

     2. The number of shares indicated represents approximately 16.3% of the total outstanding shares of common stock of the Issuer as of September 30, 2000.

     3. The number of shares indicated does not include shares which may be held by any of Chevron's employee benefits plans.

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $3.125 per share (the "Common Stock," an individual share of which is a "Share"), of the Issuer. The principal executive offices of the Issuer are located at 2000 Westchester Avenue, White Plains, New York 10650.

Item 2.  Identity and Background

     This Schedule 13D is filed by Chevron. Chevron manages its investments in, and provides administrative, financial and management support to, U.S. and foreign subsidiaries and affiliates that engage in fully integrated petroleum operations, chemicals operations and coal mining. The company operates in the United States and approximately 100 other countries. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipelines, marine vessels, motor equipment and rail car. Chemicals operations include the manufacture and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lube oil additives. Chevron's principal offices are located at 575 Market Street, San Francisco, California 94105.

     During the last five years neither Chevron nor, to the best of Chevron's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     All executive officers and directors of Chevron are citizens of the United States except for Mr. P.J. Robertson, who is a citizen of the United Kingdom. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule I to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     This statement relates to the Option granted to Chevron by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below. The Option entitles Chevron to purchase up to 107,000,000 Shares (the "Option Shares") under the circumstances specified in the Texaco Option Agreement and as described in Item 4 below, for a purchase price of $53.71 per Share (the "Purchase Price"). The number of Option Shares and Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of Shares purchasable by Chevron upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of Common Stock of the Issuer immediately prior to the time of such exercise (without giving effect to the shares issued or issuable under the Option).

     The Option was granted by the Issuer as an inducement to Chevron to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 15, 2000 among Chevron, Keepep, Inc. ("Merger Subsidiary") and the Issuer. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Chevron and the Issuer and various regulatory agencies), Merger Subsidiary will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Chevron, and each issued and outstanding share of Common Stock of the Issuer (other than those shares owned by the Issuer or Chevron) will be converted into the right to receive 0.77 shares of common stock, $0.75 par value, of Chevron. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by Chevron to the Issuer for the Option.

     If Chevron elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital.

Item 4.  Purpose of Transaction

     As stated above, the Option was granted to Chevron in connection with the execution of the Merger Agreement as an inducement to Chevron to enter into the Merger Agreement. The Option shall become exercisable upon the occurrence of certain "Company Trigger Events" and in the circumstances described in the Texaco Option Agreement and the Merger Agreement, none of which has occurred at the time of this filing. The Texaco Option Agreement further provides that Texaco may, at any time following the exercise by Chevron of the Option, repurchase for cash all of the Option Shares received by Chevron pursuant to the Texaco Option Agreement. In no event may the "Total Profit" of Chevron under the Texaco Option Agreement or the Merger Agreement exceed $1.1 billion.

     Chevron has granted to Texaco a substantially similar option to purchase up to 127,000,000 shares of Chevron's common stock, par value $0.75 per share, at an exercise price of $85.96 per share pursuant to a Stock Option Agreement dated as of October 15, 2000 between Chevron and Texaco (the "Chevron Option Agreement"), the provisions of which substantially correspond to the related provisions of the Texaco Option Agreement.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the directors of Merger Subsidiary at the effective time of the Merger (the "Effective Time") and the officers of the Surviving Corporation shall be the officers of Issuer at the Effective Time. The certificate of incorporation of Issuer in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation. The bylaws of the Issuer in effect at the Effective Time shall be the bylaws of the Surviving Corporation.

     In the event the Merger is consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and any other exchange on which it is listed, and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     Reference is hereby made to the Texaco Option Agreement and the Chevron Option Agreement (together, the "Option Agreements"), which are included as Exhibits 2.2 and 2.3, respectively, to the Current Report on Form 8-K filed by Chevron on October 16, 2000 (the "Form 8-K"), for the full text of their terms, including the conditions upon which they may be exercised. The Option Agreements are incorporated herein by reference in their entirety.

     The descriptions herein of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as
Exhibit 2.1 to the Form 8-K and which is incorporated herein by reference in its entirety.

     Other than as described above, Chevron has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option and upon occurrence of certain events described in the Texaco Option Agreement, Chevron may be deemed to be the beneficial owner of 107,000,000 Shares, which would represent approximately
16.3% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on September 30, 2000, as set forth in the Merger Agreement). Chevron would have sole voting and dispositive power with respect to such Shares.

     The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by Chevron as to the beneficial ownership of any Shares, and, prior to the occurrence of any of such events, Chevron disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither Chevron nor, to the best of Chevron's knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement and the Texaco Option Agreement, to the best of Chevron's knowledge, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits



        1 Stock Option Agreement dated as of October 15, 2000 among Texaco Inc. and Chevron Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on the Form 8-K).

        2 Stock Option Agreement dated as of October 15, 2000 among Texaco Inc. and Chevron Corporation (incorporated by reference to Exhibit 2.3 to the Current Report on the Form 8-K).

        3 Agreement and Plan of Merger dated as of October 15, 2000, among Texaco Inc., Chevron Corporation and Keepep Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

October 25, 2000                   CHEVRON CORPORATION


                                   By:             /s/ H. P. Walker
                                        ---------------------------------------
                                        Name:         H. P. Walker
                                        Title:   Assistant Secretary
                                              (Duly Authorized Officer)

                                   SCHEDULE I

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Corporation ("Chevron").


                               Employment
 Name         Citizenship Information/Occupation      Business Address       Business of Employer

D.J. O'Reilly   U.S.      Chairman and Chief          575 Market Street San
                          Executive Officer of        Francisco, CA 94105
                          Chevron

R.H. Matzke     U.S.      Vice Chairman of Chevron    575 Market Street San
                                                      Francisco, CA 94105

M.R. Klitten    U.S.      Executive Vice President    575 Market Street San
                          of Chevron                  Francisco, CA 94105

D.W. Callahan   U.S.      Executive Vice President    575 Market Street San
                          of Chevron                  Francisco, CA 94105

H.D. Hinman     U.S.      Vice President and          575 Market Street San
                          General Counsel of Chevron  Francisco, CA 94105

G.L. Kirkland   U.S.      Vice President of Chevron   575 Market Street San
                                                      Francisco, CA 94105

P.J. Robertson  U.K.      Vice President of Chevron   575 Market Street San
                                                      Francisco, CA 94105

J.S. Watson     U.S.      Vice President and Chief    575 Market Street San
                          Financial Officer of        Francisco, CA 94105
                          Chevron

P.A. Woertz     U.S.      Vice President of Chevron   575 Market Street San
                                                      Francisco, CA 94105

S.H. Armacost   U.S.      Chairman of SRI             333 Ravenwood Avenue    Independent Research
                          International               Menlo Park, CA 94025    and Consulting


S. Ginn         U.S.      Retired Chairman and        One California Street   Wireless
                          C.E.O. of Vodafone          San Francisco, CA       Telecommunications
                          AirTouch Plc                94111

C.A. Hills      U.S.      Chairman and C.E.O. of      1200 19th Street,       Consulting
                          Hills & Company             N.W., #201
                          International               Washington, D.C. 20036



                                       -8-

                               Employment
 Name         Citizenship Information/Occupation      Business Address        Business of Employer

J.B. Johnston   U.S.      Chief Executive Officer,    1455 Pennsylvania       Consulting
                          Johnston & Associates       Avenue, N.W.
                                                      Washington, D.C. 20004

C.M. Pigott     U.S.      Chairman Emeritus of        P.O. Box 1518           Transportation
                          PACCAR Inc.                 Bellevue, WA 98009

C. Rice         U.S.      Hoover Senior Fellow and    Hoover Institution,     Education
                          Professor of Political      Stanford University
                          Science, Stanford           Stanford, CA 94305
                          University

F.A. Shrontz    U.S.      Retired as Chairman of      7755  E. Marginal Way   U.S. Manufacturer of
                          the Board and CEO of the    S.                      Aircraft
                          Boeing Company              Seattle, WA 98108

C.L Tien        U.S.      NEC Distinguished           6101 Etcheverey Hall    Education
                          Professor of Engineering    Berkeley, CA 94720
                            University of California

J.A. Young      U.S.      Vice-Chairman of Novell     3200 Hillview Ave.      Software
                          Inc.                        Palo Alto, CA 94304
